Exhibit 99.43

FOR IMMEDIATE RELEASE

GoldMining Announces exercise of all January 2020 warrants

Vancouver, British Columbia – January 30, 2020 – GoldMining Inc. (the "Company" or "GoldMining") (TSX: GOLD; OTCQX: GLDLF) announces that all of its outstanding warrants, which had expiry dates in January 2020, have been exercised. Total cash proceeds received from the exercise of such warrants totaled $5,549,902.50, of which $3,188,990 was received after the Company’s last published balance sheet date.

Currently, the Company has 144,806,560 shares outstanding, no warrants outstanding, cash of approximately $8.7 million and no debt.

Garnet Dawson, CEO of GoldMining, commented: "With the exercise of all outstanding warrants, the Company has further strengthened its balance sheet and is positioned to continue evaluating additional acquisition opportunities in the Americas and advance several of its key projects in 2020. In early 2020, the Company expects to complete a resource estimate and file a technical report on the Yarumalito Project, GoldMining's latest acquisition in Colombia."

GoldMining’s existing project portfolio includes global measured and indicated resources of 10.5 million ounces gold (13.4 million ounces gold equivalent) and inferred resources of 12.4 million ounces gold (14.9 million ounces gold equivalent). See Table 1 below for further details.

About GoldMining Inc.

GoldMining Inc. is a public mineral exploration company focused on the acquisition and development of gold assets in the Americas.  Through its disciplined acquisition strategy, GoldMining now controls a diversified portfolio of resource-stage gold and gold-copper projects in Canada, U.S.A., Brazil, Colombia and Peru.  Additionally, GoldMining owns a 75% interest in the Rea Uranium Project, located in the Western Athabasca Basin of Alberta, Canada.

Table 1: GoldMining's Aggregated Mineral Resource Statement across all its Projects1,2,3.

Deposit	Cut-off[4] (g/t)	Tonnage (Mt)	Grade				Contained Metal
			Gold (g/t)	Silver (g/t)	Copper (%)	Gold Eq (g/t)	Gold (Moz)	Silver (Moz)	Copper (Mlbs)	Gold Eq (Moz)
Measured Resources
Titiribi[5]	0.3	51.600	0.49	-	0.17	0.78	0.820	-	195.1	1.290
Yellowknife[13]	0.5/1.5	1.176	2.10	-	-	2.10	0.080	-	-	0.080
Total							0.900	-	195.1	1.370
Indicated Resources
Titiribi[5]	0.3	234.200	0.51	-	0.09	0.65	3.820	-	459.3	4.930
Sao Jorge[6]	0.3	14.420	1.54	-	-	1.54	0.715	-	-	0.715
Cachoeira[7]	0.35	17.470	1.23	-	-	1.23	0.692	-	-	0.692
Whistler[8]	0.3	110.280	0.50	1.76	0.14	0.79	1.765	6.130	343.1	2.797
La Mina[9]	0.25	28.170	0.74	1.77	0.24	1.12	0.667	1.607	150.2	1.013
Crucero[12]	0.4	30.653	1.00	-	-	1.00	0.993	-	-	0.993
Yellowknife[13]	0.5/1.5	12.933	2.35	-	-	2.35	0.979	-	-	0.979
Total							9.630	7.737	952.7	12.059
Measured and Indicated Resources
Total							10.530	7.737	1,147.8	13.429
Inferred Resources
Titiribi[5]	0.3	207.900	0.49	-	0.02	0.51	3.260	-	77.9	3.440
Sao Jorge[6]	0.3	28.190	1.14	-	-	1.14	1.035	-	-	1.035
Cachoeira[7]	0.35	15.667	1.07	-	-	1.07	0.538	-	-	0.538
Whistler[8]	0.3/0.6	311.260	0.47	2.26	0.11	0.68	4.626	22.617	713.5	6.731
La Mina[9]	0.25	12.394	0.65	1.75	0.27	1.07	0.260	0.697	73.3	0.427
Boa Vista[10]	0.5	8.470	1.23	-	-	1.23	0.336	-	-	0.336
Surubim[11]	0.3	19.440	0.81	-	-	0.81	0.503	-	-	0.503
Crucero[12]	0.4	35.779	1.00	-	-	1.00	1.147	-	-	1.147
Yellowknife[13]	0.5/1.5	9.302	2.47	-	-	-	0.739	-	-	0.739
Total							12.444	23.311	864.7	14.896

Table 1 Notes:

1.

Mineral resources are not mineral reserves and do not have demonstrated economic viability. There is no certainty that all or any part of the mineral resources will be converted into mineral reserves. The estimate of mineral resources may be materially affected by, among other things, environmental permitting, legal, title, taxation, sociopolitical, marketing or other relevant issues.

2.

The above aggregated resource table is provided for informational purposes only and is not intended to represent the viability of any project on a standalone or aggregated basis. The exploration and development of each project, project geology and the assumptions and other factors underlying each estimate, are not uniform and will vary from project to project. Please refer to the technical report for each respective project, as referenced herein, for detailed information respecting each individual project.

3.	All quantities are rounded to the appropriate number of significant figures; consequently, sums may not add up due to rounding.
4.	Gold cut-off for all projects except for Whistler, which is gold equivalent cut-off.
5.	Notes for Titiribi:
a.

Based on technical report titled "Technical Report on the Titiribi Project Department of Antioquia, Colombia" prepared by Joseph A. Cantor and Robert E. Cameron of Behre Dolbear & Company (USA), Inc., with an effective date of September 14, 2016, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

b.	Gold equivalent estimated for the Titiribi deposit assumes metal prices of US$1,300/oz gold and US$2.90/lb copper and recoveries of 83% for gold and 90% for copper.
6.	Notes for Sao Jorge:
a.

Based on technical report titled "Technical Report and Resource Estimate on the São Jorge Gold Project, Pará State, Brazil" prepared by Porfirio Rodriguez and Leonardo de Moraes of Coffey Mining Pty Ltd. ("Coffey"), with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

7.	Notes for Cachoeira:
a.

Based on technical report titled "Technical Report and Resource Estimate on the Cachoeira Property, Para“ State, Brazil" prepared by Gregory Z. Mosher, P.Geo. of Tetratech, Inc. with an effective date of April 17, 2013 and amended and re-stated October 2, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

8.	Notes for Whistler:
a.

Based on technical report titled "Technical Report on the Whistler Project" prepared by Gary Giroux of Giroux Consultants Inc., with an effective date of March 24, 2016, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

b.	The Whistler Project is comprised of three deposits: Whistler, Raintree West and Island Mountain.
c.	Gold equivalent estimated for the Whistler deposit assumes metal prices of US$990/oz gold, US$15.40/oz silver and US$2.91/lb copper and recoveries of 75% for gold and silver and 85% for copper.
d.

Gold equivalent estimated for the Raintree West deposit assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 75% for silver.

e.

Gold equivalent estimated for the Island Mountain deposit assumes metal prices of US$1,250/oz gold, US$16.50/oz silver and US$2.10/lb copper and recoveries of 75% for gold, 85% for copper and 25% for silver (recovered in copper concentrate).

f.

A gold equivalent cut-off of 0.3 g/t was highlighted in the estimate as a possible open pit cut-off (Whistler, Raintree-shallow and Island Mountain), and a gold equivalent cut-off of 0.6 g/t was highlighted in the estimate as a possible underground cut-off (Raintree-deep).

9.	Notes for La Mina:
a.

Based on technical report titled "Technical Report on the La Mina Project" prepared by Scott E. Wilson, C.P.G. of Metals Mining Consultants, Inc. ("MMC") with an effective date of October 24, 2016, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

b.	Gold equivalent estimated for the La Mina project assumes metal prices of US$1,275/oz gold, US$17.75/oz for silver and US$2.75/lb for copper and recoveries of 93% for gold and 90% for copper.
10.	Notes for Boa Vista:
a.

Based on technical report titled "Technical Report on the Boa Vista Project and Resource Estimate on the VG1 Prospect, Tapajos Area, Para State, Northern Brazil" prepared by Jim Cuttle, Gary Giroux and Michael Schmulian, with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

11.	Notes for Surubim:
a.

Based on technical report titled "Technical Report on the Rio Novo Gold Project and Resource Estimate on the Jau Prospect, Tapajos Area, Para State, Northern Brazil" ("Surubim Project") prepared by Jim Cuttle and Gary Giroux, with an effective date of November 22, 2013, which is available at www.sedar.com under GoldMiningꞌs SEDAR profile.

12.	Notes for Crucero:
a.	Pit constrained resource estimate based on US$1,500/oz gold, mining cost of US$1.60/t, processing cost of US$16.00/t and pit slope of 47 degrees.
b.

Based on technical report titled "Technical Report on the Crucero Property, Carabaya Province, Peru" prepared by Greg Z. Mosher with an effective date of December 20, 2017, which is available at www.sedar.com under GoldMining's SEDAR profile.

13.	Notes for Yellowknife:
a.	Pit constrained resources with reasonable prospects of eventual economic extraction reported above a 0.50 g/t Au cut-off.
b.	Pit optimization is based on an assumed gold price of US$1,500/oz, metallurgical recovery of 90%, mining cost of US$2.00/t and processing and G&A cost of US$23.00/t.
c.	Underground resources with reasonable prospects of eventual economic extraction stated as contained within gold grade shapes above a 1.50 g/t Au cut-off.

d.	Mineral resource tonnage and grade with reasonable prospects of eventual economic extraction are reported as undiluted and reflect a bench height of 3.0 m.
e.

Based on a technical report titled "Independent Technical Report for the Yellowknife Gold Project, Northwest Territories, Canada" prepared by Ben Parsons (SRK Consulting (U.S.) Inc.) and Dominic Chartier (SRK Consulting (Canada) Inc. and Eric Olin (SRK Consulting (U.S.) Inc.) with an effective date of March 1, 2019, which is available at www.sedar.com under GoldMining's SEDAR profile.

The above aggregated resource statement is provided for information purposes only. Investors should refer to the underlying technical reports referenced above for project-specific factors relating to each resource estimate.

Paulo Pereira, President of GoldMining Inc. has reviewed and approved the technical information contained in this news release. Mr. Pereira holds a Bachelor degree in Geology from Universidade do Amazonas in Brazil, is a Qualified Person as defined in National Instrument 43-101 and is a member of the Association of Professional Geoscientists of Ontario.

For additional information, please contact:

GoldMining Inc.
Amir Adnani, Chairman
Garnet Dawson, CEO
Telephone: (855) 630-1001

Email: info@goldmining.com

Forward-looking Statements

This document contains certain forward-looking statements that reflect the current views and/or expectations of the Company with respect to its business and future events, including expectations respecting the completion of proposed work and technical reports on its projects, its acquisition strategy and the sufficiency of existing capital to fund its exploration and other plans.  Forward-looking statements are based on the then-current expectations, beliefs, assumptions, estimates and forecasts about the business and the markets in which it operates.  Investors are cautioned that all forward-looking statements involve risks and uncertainties, including: the inherent risks involved in the exploration and development of mineral properties, the potential for delays in exploration or development activities, accidents and equipment breakdowns, title and permitting matters, labour and other legal disputes, fluctuating metal prices, unanticipated costs and expenses and uncertainties relating to the availability and costs of financing needed in the future.  These risks, as well as others, including those set forth in the Company's annual information form for the year ended November 30, 2018 and other filings with Canadian securities regulators, which are available under the Company's profile at www.sedar.com, could cause actual results and events to vary significantly.  Accordingly, readers should not place undue reliance on forward-looking statements and information.  There can be no assurance that forward-looking information, or the material factors or assumptions used to develop such forward-looking information, will prove to be accurate.  The Company does not undertake any obligations to release publicly any revisions for updating any voluntary forward-looking statements, except as required by applicable securities law.